

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via Facsimile</u>
Mr. Biggs C. Porter
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: **Fluor Corporation**
               Form 10-K for the Year ended December 31, 2012
               Filed February 20, 2013
               File No. 1-16129

Dear Mr. Porter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 1</u>

<u>Backlog, page 8</u>

1. Please disclose in future filings in total and for each segment the amounts of zero margin backlog, if material. Please show us supplementally what the revised disclosure will look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Segment Operations, page 34

Oil & Gas, page 35

2. You state that the reduction in segment profit was primarily due to a shift of work from higher margin engineering activities to lower margin construction activities. Given that the majority of your engineering and construction contracts provides for reimbursement of cost plus a fixed or percentage fee, with a view towards future disclosure, please explain why the engineering activities carry a higher margin, and, to the extent possible, quantify the shift noted in your disclosure.

3. You disclose that the increase in backlog reflects "the increasing worldwide demand for new capacity in oil and gas production," among other things. We also note that during the earnings call for the fourth quarter of 2012, Mr. David T. Seaton emphasized "a pretty strong opportunity list within oil and gas...assuming the regulatory environment is positive," as well as noted that with respect to the U.S. market "the only limiting factor … is what the regulatory environment's going to be." Please tell us to what regulatory framework these comments are referring, and what consideration you have given to highlighting specific risks derived by changes in the regulatory environment.

Financial Statements

Balance Sheet, page F-5

4. Please disclose in future filings as of each balance sheet date the amount of the allowance for doubtful accounts and notes receivable. Refer to Rule 5-02.4 of Regulation S-X. Please also disclose the information required by Rule 12-09 of Regulation S-X in a footnote or separate schedule. Please show us supplementally what the revised disclosure will look like.

5. Please disclose in future filings the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2. Please show us supplementally what the revised disclosure will look like.

Note 1. Major Accounting Policies, page F-8

Principles of Consolidation, page F-8

6. Please supplementally tell us your basis in GAAP for not using proportionate consolidation in your balance sheet for those entities that you have used proportionate consolidation in your

statement of earnings. Typically, the same method is used consistently throughout the financial statements. Refer to ASC 810-10-45-14.

Engineering and Construction Contracts, page F-8

7. Please disclose in future filings as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress. Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1b, as well as ASC 910-405-50-2. Please show us supplementally what the revised disclosure will look like.

8. Please disclose in future filings information relating to accounts and retentions payable, including the amounts of retentions to be paid after one year, and if practicable, the year in which the amounts are expected to be paid. Refer to ASC 910-405-50-1. Please show us supplementally what the revised disclosure will look like.

9. You state that the majority of incurred cost associated with contract work in progress as of December 31, 2012 will be billed and collected in 2013. Please be more specific in your disclosures in future filings, so that readers will better understand the amounts that are not expected to be collected within the next year. Refer to Rule 5-02.3(c)(2) of Regulation S-X and ASC 910-310-50-2. Please show us supplementally what the revised disclosure will look like.

10. In future filings, please disclose the amounts of retainages receivable, including the portion (if any) expected to be collected after one year, and, if practicable, the years in which the amounts are expected to be collected. Refer to Rule 5-02.3(c)(1) of Regulation S-X and ASC 910-310-50-4. Please show us supplementally what the revised disclosure will look like.

Note 13. Contingencies and Commitments, page F-36

11. You disclose the amount of recognized claims as of each balance sheet date. Please confirm that the amounts presented also include amounts recognized on unapproved change orders and similar items subject to uncertainty and revise your disclosure in future filings to clarify this, if true. Otherwise, please include this disclosure in future filings. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1 and ASC 910-20-50-1a. Please show us supplementally what the revised disclosure will look like.

Note 15. Operations by Business Segment and Geographical Area, page F-43

12. Please disclose in future filings the types of assets not allocated to segments and included in Corporate and Other in the table on page F-44. Please show us supplementally what the revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief